Exhibit 99.1

Stevanato Group S.p.A.

Extraordinary Shareholders’ Meeting

October 4, 2023

Explanatory Report on the item on the agenda

This report (the “Explanatory Report”) was drafted by the board of directors of Stevanato Group S.p.A. (respectively, the “Board of Directors” and “Stevanato” or the “Company”) in relation to the extraordinary meeting of the Company’s shareholders convened, on single call, on October 4, 2023, at 4:00 p.m. CEST (10:00 a.m. EDT), by notice published on August 24, 2023 (the “Convening Notice”), to discuss and resolve on the following agenda:

1. Delegation to the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, of the authority to increase the Company’s share capital, in cash and on a divisible basis, on one or more occasions, for a maximum overall amount not exceeding Euro 350,000,000.00 (three hundred fifty million/00), including any share premium, to be executed by issuing, also in one or more tranches, ordinary shares, with no par value, carrying full dividend rights, with exclusion of the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s shares currently outstanding), to be exercised within 5 (five) years from the date of approval of the delegation by the shareholders’ meeting; consequent amendment of Article 6 of the Bylaws; further related resolutions (the “Agenda”).

This Explanatory Report was drafted to the benefit of (i) the holders of class “A” shares and of ordinary shares registered on the Company’s US Shareholders’ Register and/or the Company’s Shareholders’ Book (Libro Soci) in the shareholders’ name, being entitled to attend and vote at the Shareholders’ Meeting as specified in the Convening Notice (respectively, the “Class A Shareholders” and the “Registered Shareholders”) and (ii) of the holders of the beneficial ownership of the ordinary shares deposited with the Depositary Trust Company and registered on the Company’s US Shareholders’ Register and on the Company’s Shareholders’ Book (Libro Soci) in the name of Cede&Co., being entitled to give voting instructions to Computershare S.p.A., in its capacity as substitute proxy specifically appointed by Cede&Co., in relation to the item on the Agenda, as specified in the Convening Notice (the “Beneficial Shareholders”).

In particular, this Explanatory Report - which aims at providing Class A Shareholders, Registered Shareholders and Beneficial Shareholders with the information necessary to fully and effectively exercise the respective voting rights at the Shareholders’ Meeting - includes certain information concerning the item on the Agenda and the proposal to be submitted to the Shareholders’ Meeting, with specific regard to the reasons justifying the latter.

Please note that Stevanato’s ordinary shares are exempt from the proxy rules of the United States Securities Exchange Act of 1934, as amended, and that this Explanatory Report does not constitute a proxy statement or a solicitation of proxies.

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1. Subject of the Delegation

Pursuant to Article 2443 of the Italian Civil Code, the bylaws of Italian joint-stock companies (società per azioni) may delegate to their management bodies the authority to increase such companies’ share capital, on one or more occasions, up to a predetermined amount and for a maximum period of 5 (five) years elapsing from the date of incorporation of the company or from the resolution approving the relevant amendment to the company’s bylaws.

By means of such delegation, the management bodies may also be granted with the authority to increase the share capital by excluding the shareholders’ pre-emptive right pursuant to law provisions.

For the purposes of this Explanatory Report, it must be noted that pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code, if so provided by the relevant bylaws, joint-stock companies the shares of which are listed on regulated markets, may increase their share capital by excluding the shareholders’ pre-emptive right within the limit of 10% (ten per cent) of the pre-existing share capital, provided that the issue price is consistent with the market value of the shares and that such consistency is confirmed by a registered auditor or an auditing firm in a specific report.

In such case, the management body, when resolving upon a share capital increase providing for the exclusion of the shareholders’ pre-emptive right, shall issue a report containing an explanation of the reasons for such exclusion, as well as of the criteria adopted for determining the shares’ issue price, which shall be deposited at the company’s registered office and published on the company’s website.

That being said, in light of the reasons and purposes described below, we are proposing to grant the Board of Directors with a delegation of authority to increase the share capital, which (if approved by the Shareholders’ Meeting) would authorize the same Board of Directors - for the maximum term allowed for by the law, i.e. for a period of 5 (five) years elapsing from the date of approval of the relevant resolution by the Shareholders’ Meeting - to increase, on one or more occasions, the Company’s share capital, in cash and on a divisible basis, for a maximum overall amount not exceeding Euro 350,000,000.00 (three hundred fifty million/00), including any share premium, with exclusion of the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code, as provided for by Article 6.4 of the Company’s Bylaws (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s shares currently outstanding), by issuing, also in one or more tranches, ordinary shares, with no par value, carrying full dividend rights, to be offered to the investors indicated below (the “Delegation”).

2. Reasons for granting the Delegation to the Board of Directors

The proposal to grant the Board of Directors with the Delegation aims at providing the Company, for a period of five (5) years elapsing from the date of approval of the relevant resolution by the Shareholders’ Meeting, with a flexible instrument of equity capital raising, which the Board of Directors may promptly activate - where it deems it appropriate and convenient in light of the contingent market conditions - to raise resources to be used for financing the Company’s activities and in the context of transactions carried out for the Company’s development and growth.

More in particular, the Delegation may be exercised by the Board of Directors to execute one or more share capital increases aimed, inter alia, at:

(i)	raising equity capital to be used to finance the ordinary operations and expenses of, or investments of any nature made by, the Company or its subsidiaries (collectively, the “Group”);

(ii)	raising equity capital to be used in the context of extraordinary transactions of any nature;

(iii)	strengthen the capital structure and/or reduce the level of indebtedness of the Company and of the Group; and/or

(iv)	expand the shareholders’ base and increase the Company’s floating capital, as well as the liquidity of the Company’s listed shares.

Compared to the ordinary procedure entailing the approval of share capital increases by the shareholders’ meeting, granting the Board of Directors with the Delegation allows the Company to benefit from significant advantages in terms of timeliness and flexibility in the execution of potential share capital increases, as it enables the management body to promptly proceed with the execution of a share capital increase when the needs and/or opportunities indicated above arise and when the most favorable conditions for the offering of the shares are given, also taking into account the high volatility of financial markets.

In this respect, it should be noted that, under the terms of the proposed Delegation, the Board of Directors would be granted with a certain degree of flexibility with regard to the determination of the number of the shares being issued from time to time, as well as to the modalities and to the conditions of the offering, over the applicable time-frame. Such flexibility allows the Board of Directors to adapt the characteristics of the share offering to the market conditions existing at the moment of the actual launch of the offering, thereby reducing, among other things, the risk of fluctuations of the market price of the shares in the period that would elapse between the announcement and the actual launch of the offering, should the latter be resolved upon by the shareholders’ meeting.

3. Reasons for granting the Board of Directors with the authority to increase the share capital by excluding the shareholders’ pre-emptive right and potential offerees of newly issued ordinary shares

The proposal to grant the Board of Directors, by means of the Delegation, with the authority to increase Stevanato’s share capital by excluding the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code is intended to enable the Board of Directors to offer the newly issued ordinary shares to persons falling into one of the following categories:

•	financial investors such as, for example, banks, insurance companies, pension funds, investment funds of any kind, and other financial intermediaries and companies; and

•

industrial investors and/or strategic partners and/or other potential investors that exercise activities analogous and/or complementary and/or similar to the Company, who can contribute to the realization of the Company’s industrial plans and projects.

The exclusion of the shareholders’ pre-emptive right constitutes a means for the Company to expand and diversify the shareholders’ base with new investors, including institutional investors, and industrial or strategic partners, as well as to raise - rapidly, efficiently, and in accordance with the placement methods most commonly used in the international market practice - equity capital to be utilized for the purposes described in the paragraph above and, concurrently, to increase the Company’s floating capital and the liquidity and stability of Stevanato’s listed shares.

Additionally, the obligation to offer the Company’s ordinary shares issued in the context of the share capital increase(s) executed in the exercise of the Delegation to the investors mentioned above, would facilitate the success of the transaction in a short time-frame, since it allows the Company not to proceed with a public offering of such shares, which would imply more onerous corporate formalities, longer execution timing, and higher expenses.

4. Criteria for determining the issue price of the shares

Under the terms of the proposed Delegation, when resolving upon a share capital increase in the exercise of the Delegation, the Board of Directors shall determine the issue price of the ordinary shares being issued, it being understood that:

•

pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code, the issue price (including any premium) of the newly issued ordinary shares shall be consistent with the market value of the outstanding ordinary shares, save for the application of a potential discount in line with market standards for similar transactions;

•

the Board of Directors shall not, in any event, set the portion of the shares’ issue price to be allocated to the Company’s share capital to an amount lower than the parity value of the Company’s shares at the moment of approval of the relevant share capital increase.

In this respect, it should be noted that all of the Company’s shares - as provided for in Article 6 of the Company’s Bylaws - are without par value, and that the parity value of each share, based on the ratio of the nominal share capital amount to the number of outstanding shares, is currently equal to Euro 0.073 (zero point zero seventy-three).

5. Duration of the Delegation and timing of exercise

The Board of Directors proposes to the shareholders to establish that the duration of the Delegation shall be equal to the maximum legal term of 5 (five) years elapsing from the date of approval of the relevant resolution by the Shareholders’ Meeting and to authorize the Board of Directors to increase the Company’s share capital in the exercise of the Delegation on one or more occasions. Therefore, in case the Shareholders’ Meeting were to approve the Delegation, the Board of Directors will be authorized to increase the share capital in execution thereof up to the term of October 4, 2028, after which the Delegation shall automatically expire.

Without prejudice to the foregoing, the timings of the exercise of the Delegation by the Board of Directors, as well as the modalities and conditions of any share capital increase and issuance of new shares, shall depend on the actual needs and opportunities that may arise for the Company and in any case shall be promptly disclosed to the public in accordance with the applicable laws and regulations, as soon as determined by the Board of Directors. In case of an offering of newly issued shares by the Company, a secondary offering may take place with regard to some shares currently held by Stevanato Holding S.r.l..

6. Amount of the authorized share capital increase under the Delegation

The Board of Directors proposes to the shareholders to be granted, by means of the Delegation, with the authority to increase the share capital for a maximum amount of Euro 350,000,000.00 (three hundred fifty million/00), including any share premium, on one or more occasions, by issuing ordinary shares, also in one or more tranches, it being understood that the Board of Directors shall determine the issue price of the ordinary shares (including any premium) in accordance with the limitations set forth above.

7. Characteristics of the shares issued in the exercise of the Delegation

In case one or more share capital increases are resolved upon by the Board of Directors from time to time in the exercise of the Delegation, the ordinary shares will be issued with no par value and will carry full dividend rights as those of the shares outstanding as of the issue date.

The ordinary shares resulting from the share capital increase(s) resolved upon by the Board of Directors from time to time in the exercise of the Delegation will be listed on the New York Stock Exchange, as are the Company’s ordinary shares outstanding as of the date of this Explanatory Report.

8. Non-existence of the right of withdrawal

The approval by the Shareholders’ Meeting of this proposal, the granting of the Delegation to the Board of Directors, or any capital increases that may from time to time be resolved upon by the Board of Directors in the exercise thereof, shall not cause the shareholders who should not vote in favor of the relevant resolution at the Shareholders’ Meeting to be entitled to the exercise of the right of withdrawal under the applicable law and regulatory provisions or the Company’s Bylaws.

9. Amendment to Article 6 of the Company’s Bylaws resulting from the granting of the Delegation

Should the proposed Delegation be approved, Article 6 of the Company’s Bylaws shall be amended as follows.

Current text	Proposed text

Article 6	Article 6

[Omissis]	[Omissis]

6.6 The Extraordinary Shareholders’ Meeting held on October 4, 2023 resolved to delegate to the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, the authority to increase the share capital in cash, on one or more occasions, also on a divisible basis pursuant to Article 2439 of the Italian Civil Code, within the term of October 4, 2028, for a maximum amount of Euro 350,000,000.00 (three hundred fifty million/00), including any share premium, by issuing ordinary shares, with no par value, carrying full dividend rights, in one or more tranches, to be offered by excluding the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s shares currently outstanding).

The newly issued shares resulting from share capital increases resolved upon by the Board of Directors shall be offered to persons falling into one of the following categories:

• financial investors such as, for example, banks, insurance companies, pension funds, investment funds of any kind, and other financial intermediaries and companies; and

•  industrial investors and/or strategic partners and/or other potential investors that exercise activities analogous and/or complementary and/or similar to the Company, who can contribute to the realization of the Company’s industrial plans and projects.

10. Reports of the Board of Directors and the auditing firm

It must be noted that in case of exercise of the Delegation, the report of the Board of Directors illustrating the reasons for the exclusion of the shareholders’ pre-emptive right and the criteria based on which the shares’ issue price is determined and the report of the auditing firm pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code shall be prepared and made available to the shareholders and the public in accordance with the statutory and regulatory provisions applicable to the Company.

11. Proposed resolution

Based on the foregoing, Stevanato’s shareholders are invited to resolve as follows:

“The Shareholders’ Meeting,

having examined the proposal presented by the Board of Directors under the Explanatory Report, resolves

•

to delegate to the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, the authority to increase the share capital in cash, on one or more occasions, also on a divisible basis pursuant to Article 2439 of the Italian Civil Code, within the term of October 4, 2028, for a maximum amount of Euro 350,000,000.00 (three hundred fifty million/00), including any share premium, by issuing ordinary shares, with no par value, carrying full dividend rights, in one or more tranches, to be offered by excluding the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s shares currently outstanding);

•	to grant the Board of Directors, for the purpose of exercising the above delegation of authority, with any and all powers necessary to:

(a)

determine, for each tranche, the number and the issue price of the shares to be issued from time to time, the portion of the shares’ issue price to be allocated to the Company’s share capital (which shall not be in any case lower than the parity value of the Company’s shares at the moment of approval of the relevant share capital increase), and the share premium, within the limitations provided by law;

(b)	identify the persons to whom the offering is to be destined within the following categories:

•	financial investors such as, for example, banks, insurance companies, pension funds, investment funds of any kind, and other financial intermediaries and companies; and

•

industrial investors and/or strategic partners and/or other potential investors that exercise activities analogous and/or complementary and/or similar to the Company, who can contribute to the realization of the Company’s industrial plans and projects;

(c)	establish the terms for the subscription of the Company’s ordinary shares to be issued;

(d)

carry out any and all necessary or appropriate activities, including but not limited to the execution of any documents, in order to achieve the listing of the ordinary shares issued in the exercise of this delegation on the market where the ordinary shares of the Company are currently admitted to trading; and

(e)

carry out any and all activities necessary or appropriate in order to execute this delegation, including but not limited to those necessary to implement the consequent amendments to the Company’s Bylaws, as well as any formalities necessary to this end;

•	to amend Article 6 of the Company’s Bylaws by inserting the following new paragraph:

“6.6 The Extraordinary Shareholders’ Meeting held on October 4, 2023 resolved to delegate to the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, the authority to increase the share capital in cash, on one or more occasions, also on a divisible basis pursuant to Article 2439 of the Italian Civil Code, within the term of October 4, 2028, for a maximum amount of Euro 350,000,000.00 (three hundred fifty million/00), including any share premium, by issuing ordinary shares, with no par value, carrying full dividend rights, in one or more tranches, to be offered by excluding the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s shares currently outstanding).

The newly issued shares resulting from share capital increases resolved upon by the Board of Directors shall be offered to persons falling into one of the following categories:

•	financial investors such as, for example, banks, insurance companies, pension funds, investment funds of any kind, and other financial intermediaries and companies; and

•

industrial investors and/or strategic partners and/or other potential investors that exercise activities analogous and/or complementary and/or similar to the Company, who can contribute to the realization of the Company’s industrial plans and projects.”

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Piombino Dese, August 24, 2023.

The Executive Chairman

of the Board of Directors

Franco Stevanato